

March 23, 2015

Via E-mail
James C. Raabe
Vice President and Chief Financial Officer
Lindsay Corporation
2222 North 111th Street
Omaha, Nebraska 68164

> **Re:** **Lindsay Corporation**
> **Form 10-K for the fiscal year ended August 31, 2014**
> **Filed October 15, 2014**
> **File No. 001-13419**

Dear Mr. Raabe:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended August 31, 2014

General

1. You disclose in your December 2013 Proxy Statement on Schedule 14A that during fiscal 2013 you made project solution sales for agricultural products in Sudan. You state on your website that IRZ Consulting is a Lindsay consulting and design firm that has worked on large scale projects in Sudan, and you list a distributor in Sudan in the Dealer Locator section. You also disclose in the Form 10-K that you do business in the Middle East, a region that includes Syria. Sudan and Syria are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. You do not include disclosure about those countries in the Form 10-K. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. You should describe any products, services, components or technology provided, directly or indirectly, to those countries, and any agreements,

commercial arrangements, or other contacts with the governments of those countries or entities they control.

2.   Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Item 8. Financial Statements

Note Q – Industry Segment Information, page 53

3.   We see the significance of your net sales to international customers in the table on page 54. Please describe to us your consideration of the guidance from FASB ASC 280-10-50-41(a) in assessing whether you should disclose revenues attributed to any particular foreign countries.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah at (202) 551-3663 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant